Exhibit 99.1

Press Release	Source: Silicon Motion Technology Corporation

Silicon Motion Technology Corporation Confirms Previously Released Guidance for Fourth Quarter 2007

Monday December 17, 7:00 am ET

TAIPEI, Taiwan, Dec. 17 /Xinhua-PRNewswire-FirstCall/ — Silicon Motion Technology Corporation (Nasdaq: SIMO; the “Company”), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today confirmed its top-line guidance for the fourth quarter of 2007.

In its press release dated October 30, 2007, which contained the earnings report for the Company’s third quarter, the Company said that it expected fourth quarter revenue of approximately USD$50 to 52 million. Today the Company is confirming this guidance that it will either meet or exceed such previously expressed expectations.

In addition, the Company, believes that its prospects for 2008 are strong, and that its reputation as a high-quality, high-volume supplier in the flash memory card market will allow the company to continue to grow its controller business with such partners as Samsung and Hynix. Specific details regarding guidance for the first quarter and fiscal year 2008 will be set forth in the Company’s press release announcing results for the fourth quarter and fiscal year 2007. The Company expects to release such information in the first week of February 2008.

About Silicon Motion:

Silicon Motion Technology Corporation is a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate, “ “predict, “ “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including those uncertainties relating to litigation filed against the Company relating to whether its products are covered by patents not owned by the Company; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; integration of our recently announced acquisition of FCI, Inc.; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on July 2, 2007. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886-3-552-6888 x2311	Tel: +886-2-2219-6688 x3509
Fax: +886-3-552-6988	Fax: +886-2-2219-6868
Email: ir@siliconmotion.com	Email: sara.hsu@siliconmotion.com.tw

Tip Fleming
Vice President
Christensen
Tel: +1-917-412-3333
Email: tfleming@ChristensenIR.com

Source: Silicon Motion Technology Corporation